NATIONWIDE LIFE INSURANCE COMPANY

[One Nationwide Plaza

Columbus, Ohio 43215-2220]

Merger Endorsement

General Information Regarding this Endorsement

This Merger Endorsement (“Endorsement”) amends the annuity contract to which it is attached including any applications, amendments, endorsements, and/or riders only as set forth in the Contract Form Changes section of this Endorsement. To the extent the terms of this Endorsement and other contract forms are inconsistent, the terms of this Endorsement shall control.

Notice of Merger

Effective [July 1, 2025] Jefferson National Life Insurance Company of New York (“JNL NY”) merged with Nationwide Life Insurance Company (“NLIC”).

Effect of Merger

As a result of the merger, NLIC will replace JNL NY as the issuer and underwriter of the contract forms.

All rights, responsibilities, and obligations of JNL NY under the contract forms are now the rights, responsibilities, and obligations of NLIC and not JNL NY. All terms, conditions and benefits of your contract remain the same.

Contract Form Changes

All references to Jefferson National Life Insurance Company of New York and JNL NY are deleted and replaced with Nationwide Life Insurance Company and NLIC, as applicable.

All references to Separate Account or Variable Account are changed to Nationwide Jefferson National VA Separate Account 1.

Wherever the words “we,” “us,” “our” or “the Company” appear in the contract forms, they mean or refer to Nationwide Life Insurance Company.

As a result of the merger, the state of organization of the insurer is changing from New York to Ohio (NLIC).

All references to “Home Office” mean NLIC’s Home Office:

[One Nationwide Plaza

Columbus, Ohio 43215-2220]

Telephone: [1-800-882-2822]

Internet: [www.nationwide.com]

Any payments, inquiries, or claims under the contract forms can be directed for response to:

Nationwide Life Insurance Company

[P.O. Box 183000

Columbus, OH 43218-2928]

[1-866-667-0561]

VAZZ-0244NY	(New York) ([7/2025])

Any references to “Administrative Office” are amended to refer to the NLIC service center. NLIC’s service center is located at:

[DSPF-16

1 Nationwide Plaza

Columbus, OH 43215-2239]

Notwithstanding any statements in the Contract to the contrary, the “Annuity Options” section of the Annuity Provisions of the Contract is modified by deleting the introductory paragraph in its entirety and replacing it with the following:

Annuity Options: Annuity benefits at the time of their commencement will not be less than the greater of the annuity benefits that would be paid if 100% of the Contract Value was applied to: the current purchase rates then in effect at Nationwide; the guaranteed purchase rates in this Contract; or the then current rates used to purchase any single consideration immediate annuity contract offered by Nationwide at that time to the same class of annuitants. The following Annuity Options or any other annuity option acceptable to Nationwide may be selected:

Executed for Nationwide on the Date of Issue by:

Secretary	President

VAZZ-0244NY	2	(New York) ([7/2025])